EXHIBIT 99.2

DEALER AGREEMENT

May 18, 2011

Encana Corporation
#1800, 855 - 2 Street S.W.
Calgary, Alberta
T2P 2S5
Attention:	Sherri A. Brillon,
Executive Vice-President & Chief Financial Officer

Dear Sirs:

We understand that Encana Corporation (the “Corporation”) proposes to issue and sell from time to time, in one or more offerings in the provinces of Canada and such other jurisdictions as the Corporation may determine from time to time (collectively, the “Jurisdictions”), unsecured medium term notes as may be issued in individual series from time to time by the Corporation (the “Medium Term Notes”), as described in the English and French language versions of a short form prospectus dated May 18, 2011.

Subject to the terms and conditions contained herein, the Corporation hereby appoints, severally, BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., and such other investment dealer or dealers as the Corporation may from time to time appoint as hereinafter provided (collectively, the “Dealers” and individually, a “Dealer”) as its exclusive agents to solicit, from time to time, offers to purchase Medium Term Notes, such solicitations to be made directly or through other Canadian investment dealers approved in writing by the Corporation (together with the Dealers, referred to herein as the “Selling Firms”) and in the Jurisdictions only, and the Dealers hereby severally accept the appointment.

The Corporation may, in its sole discretion, add additional agents as Dealers hereunder, provided that each such additional agent is qualified to so act under applicable Securities Laws (as defined below) and has signed an underwriter’s certificate in compliance with Part 1, Method 1 for Shelf Prospectus Certificates set forth in Appendix A to NI 44-102 (as defined below) and provided that a Prospectus Supplement or Prospectus Amendment (each, as defined below), as necessary, including such underwriter’s certificate and such other disclosure as may be required by applicable Securities Laws, has been filed and accepted for filing under applicable Securities Laws.  Upon delivery to the then existing Dealers of a copy of this Agreement signed by each such additional agent, such agent shall become one of the Dealers hereunder.

Offers to purchase Medium Term Notes solicited by any Dealer will be subject to acceptance by the Corporation and to the requirements of any applicable Securities Laws or any other applicable laws.

A Dealer, either alone or together severally, and not jointly, with one or more of the other Dealers, may from time to time purchase, as principal for resale to the public at prices to be negotiated with each purchaser, in the Jurisdictions only, Medium Term Notes from the

Corporation at prices and commissions, if any, as may from time to time be agreed upon between the Corporation and such Dealer or Dealers.

The Corporation may also offer the Medium Term Notes, from time to time, directly to the public at prices and upon terms agreed to by the Corporation and the purchaser of the Medium Term Notes, provided that the Corporation may not so offer the Medium Term Notes (a) on a date the Corporation requests the Dealers to solicit offers to purchase Medium Term Notes, or (b) commencing on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase Medium Term Notes as principal for resale, and ending, unless otherwise agreed with the Dealer or Dealers, on the date on which all agreements relating to sales of such Medium Term Notes by or through the Dealers are binding on the public purchasers of Medium Term Notes.  No commission shall be payable to the Dealers for sales made directly by the Corporation.  The Corporation agrees that during the term of this Agreement, except as provided above, it will not appoint any other agent or agents to solicit offers to purchase the Medium Term Notes; provided, however, that nothing provided for herein shall compel the Corporation to employ, as agent, each of the Dealers in respect of each Distribution of Medium Term Notes hereunder or prevent the Corporation from restricting the participation of any of the Dealers in respect of a particular Distribution of Medium Term Notes hereunder, and the Corporation shall not be restricted from receiving and accepting offers from any other agent or agents (herein, a “reverse inquiry”) to purchase the Medium Term Notes and in the event it does so receive and accept such reverse inquiry, the Corporation shall direct that such agent making the reverse inquiry shall effect such purchase thereof through one or more of the Dealers, such that any sale of Medium Term Notes shall be effected only through a Dealer or Dealers, acting reasonably with respect to such reverse inquiry or inquiries.

For each Medium Term Note sold under this Agreement by one or more of the Dealers acting as agent or agents of the Corporation, the Corporation will pay to such Dealer, or to such Dealers collectively, a commission as determined in accordance with Schedule A attached hereto or such other commission as the Corporation and the Dealer or Dealers may determine from time to time.  The commission in respect of any particular Medium Term Note will be payable in the same currency as the principal of the Medium Term Note.

TERMS AND CONDITIONS

1.	Definitions

1.1	As used herein, unless the context otherwise requires:

(a)	“Agreement” means this Dealer Agreement as amended from time to time;

(b)	“Dealers’ Counsel” means Fraser Milner Casgrain LLP or such other legal counsel as is acceptable to the Dealers and the Corporation;

(c)	“Distribution” and “Distribution to the Public” have the meanings attributed thereto under applicable Securities Laws;

(d)
“Financial Statements” means, collectively, the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2010 and the auditors’ report thereon, including the management’s discussion and analysis relating thereto and the unaudited comparative interim consolidated financial statements for the three month period ended March 31, 2011 including the management’s discussion and analysis for the three month period ended March 31, 2011;

(e)	“material” or “materially”, when used in relation to the Corporation, means material in relation to the Corporation and its subsidiaries (taken as a whole);

(f)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Securities Laws;

(g)	“Medium Term Notes” means the unsecured medium term notes of the Corporation as may be issued in individual series from time to time by the Corporation, as described in the Prospectus;

(h)	“NI 44-102” means, collectively, National Instrument 44-102 and Companion Policy 44-102CP thereto of the Canadian Securities Administrators, as may be amended from time to time;

(i)	“No Trade Period” has the meaning attributed thereto in section 5.1;

(j)	“person” shall have the meaning attributed thereto under applicable Securities Laws;

(k)
“Pricing Supplement” means a pricing supplement in the English and/or French language incorporated by reference in the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by NI 44-102;

(l)
“Principal Indenture” means the trust indenture to be entered into between the Corporation and BNY Trust Company of Canada, as trustee, as the same may be amended or supplemented from time to time, providing for the issue of unsecured debentures of the Corporation, including the Medium Term Notes;

(m)
“Prospectus” means the short form shelf prospectus of the Corporation dated May 18, 2011 relating to the Distribution of the Medium Term Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference;

(n)
“Prospectus Amendment” means an amendment to the Prospectus, in both the English and French languages unless the context indicates otherwise and includes an amendment by way of a material change report as contemplated by NI 44-102;

(o)
“Prospectus Supplement” means a supplement (other than a Pricing Supplement), in both the English and French languages, incorporated by reference in the Prospectus for purposes of Distribution of the Medium Term Notes, as contemplated by NI 44-102;

(p)	“Securities Commissions” means the securities commission or the securities regulatory authority in each of the Jurisdictions;

(q)	“Securities Laws” means the securities acts or similar statutes of the Jurisdictions and all rules, regulations, policy statements, instruments, notices and blanket orders or rulings thereunder;

(r)
“SEDAR” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

(s)	“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102; and

(t)	“subsidiary” has the meaning attributed thereto in the Canada Business Corporations Act.

2.	Terms of Medium Term Notes

2.1
The Medium Term Notes shall, in all material respects, have the attributes and characteristics described in the Prospectus, as amended or supplemented from time to time.  Each Medium Term Note shall be substantially in the form described in the Principal Indenture or as agreed to from time to time by the Corporation and the applicable Dealers, or in a form determined by the Corporation where no Dealer is involved in the sale of a Medium Term Note.  Subject to the foregoing, all terms and conditions of each Medium Term Note issued by the Corporation from time to time will be determined by the Corporation in its sole discretion.  These terms and conditions shall include, without limiting the generality of the foregoing, the maturities of the Medium Term Notes, the interest rate and interest payment dates for the Medium Term Notes and the issue price of the Medium Term Notes (at par, at a premium or at a discount).

3.	Filing of Prospectus Documents

3.1
The Corporation will as soon as possible fulfill and will continue to fulfill during the term of this Agreement, all legal requirements to be fulfilled by the Corporation (including, from time to time, any filings, proceedings and legal requirements set forth in NI 44-102) to enable the Medium Term Notes to be continuously offered for sale and sold to the public in each of the Jurisdictions under NI 44-102, in compliance with the applicable Securities Laws, by or through investment dealers and brokers who comply with the applicable Securities Laws.

3.2
To the extent that in so fulfilling such legal requirements as referred to in section 3.1, the filings or proceedings referred to in section 3.1 result in the Dealers assuming additional liability, the Corporation shall confer with the Dealers as to such filings and proceedings as the Corporation proposes to effect.

4.	Distribution of the Medium Term Notes

4.1
The Dealers, as selected by the Corporation, in its sole discretion, in respect of each Distribution of Medium Term Notes hereunder, shall, on such dates as the Corporation has notified such Dealers, in accordance with the operating procedures set forth in Schedule B hereto, that it requires funds, use their best commercial efforts, as agents for the Corporation, to solicit offers to purchase the Medium Term Notes from, and sell the Medium Term Notes to, members of the public in the Jurisdictions, directly and through other Selling Firms.  If one or more of the Dealers offers, in accordance with the operating procedures set forth in Schedule B hereto, to purchase Medium Term Notes from the Corporation as principal for resale, they may resell the Medium Term Notes to members of the public in the Jurisdictions, directly and through Selling Firms.  All such solicitations and sales by the Dealers, either as agents or principals, shall be only as permitted by, and in compliance with, applicable Securities Laws, upon the terms of, and subject to the conditions set forth in, the Prospectus, as amended and supplemented from time to time, and this Agreement.  The applicable Dealers may solicit offers to purchase or sell Medium Term Notes outside of the Jurisdictions in accordance with applicable law (including, without limitation, the United States) provided that such Dealers will not solicit offers to purchase or sell the Medium Term Notes so as to require registration thereof or filing of a prospectus, registration statement or other notice or document with respect thereto under the laws of any jurisdiction including, without limitation, the United States, other than the Jurisdictions; and will require each other Selling Firm to agree with such Dealers not to so solicit or sell.  For purposes of this section 4.1, the applicable Dealers shall be entitled to assume that the Medium Term Notes are qualified for Distribution in all of the Jurisdictions.  The Corporation has delivered, or shall deliver, to such Dealers copies of all receipts, if any, received from time to time for the Prospectus or any Prospectus Amendment or Prospectus Supplement as soon as they are available.  The applicable Dealers shall, as soon as practicable after such Dealers have completed the Distribution of the Medium Term Notes, provide the Corporation with a comprehensive breakdown of the Medium Term Notes distributed by such Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Jurisdictions where a breakdown is required for the purpose of calculating fees payable by the Corporation to the Securities Commissions.

4.2
The Corporation warrants and covenants to and with the Dealers that (a) neither the Corporation nor any of its affiliates will make offers or sales of securities or engage in any Directed Selling Efforts (as such term is defined in Rule 902(b)(1) of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”)) or any “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D under the 1933 Act) with respect to the Medium Term Notes, or has authorized or will authorize any person acting on its behalf to do so, and (b) all offering materials and documents (other than news releases) used in connection with offers and sales of the Medium Term Notes prior to the expiration of the Distribution Compliance Period (as defined in Section 4.3(d)(ii) below) include, or will include, statements to the effect that the Medium Term Notes have not been registered under the 1933 Act and may not be offered or sold in the United States or to, or for the account or benefit of, a “U.S. person” (as such term is defined under Regulation S under the 1933 Act) unless the Medium Term Notes are registered under the 1933 Act or an exemption from the registration requirements of the 1933 Act is available.  Such statements have appeared, or will appear, (i) on the cover or inside cover page of the Prospectus, (ii) in the section entitled “Plan of Distribution” in the Prospectus, and (iii) in any advertisement made or issued by the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Dealers, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made).

4.3
Each Dealer represents, warrants and covenants to and with the Corporation and will make it a condition of any agreement with any Selling Firm or banking group or selling group, as applicable, that each Selling Firm or member of such banking or selling group, as applicable (including any subsidiaries and affiliates of such Selling Firms or members, as applicable) represent, warrant and covenant to and with the Corporation that:

(a)
it understands that the Medium Term Notes have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States, its territories and possessions, or to a U.S. person, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act;

(b)	it is a “qualified institutional buyer” as defined in Rule 144A under the 1933 Act (a “Qualified Institutional Buyer”);

(c)
it has solicited and will solicit offers for the Medium Term Notes only from, and has offered and will offer, sell or deliver the Medium Term Notes only to persons in the United States whom such Dealer reasonably believes in accordance with Rule 144A(d)(1) to be a Qualified Institutional Buyer, or if any such person is buying for one or more institutional accounts for which such person is acting as fiduciary or agent, only when such person has represented to the Dealer that each such account is a Qualified Institutional Buyer, to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A, and, in each case, in transactions meeting the requirements of Rule 144A;

(d)	it will not offer, sell or deliver the Medium Term Notes within the United States to a U.S. person or for the account or benefit of a U.S. person:

(i)	as part of its Distribution at any time; or

(ii)
otherwise until 40 days after completion of the later of the commencement of the offering to persons other than any Dealer or other person receiving a selling concession, fee or other remuneration, or other person who participates in the Distribution and the closing date (the “Distribution Compliance Period”);

and it will have sent to each dealer to which it sells Medium Term Notes during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of the Medium Term Notes within the United States to a U.S. person or for the account or benefit of a U.S. person in compliance with Rule 903(b)(2) of Regulation S;

(e)
neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts or any “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D under the 1933 Act) with respect to the Medium Term Notes; and

(f)	all offers and sales of Medium Term Notes that have been or will be made by it, any of its affiliates or any person acting on its or their behalf in the United States or to, or for the account or benefit of, a U.S. person shall be made through its U.S. broker-dealer affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements.

5.	No Trade Period

5.1
During the period of a Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, as amended or supplemented from time to time, the Corporation shall not, during the time period (the “No Trade Period”) in which the Corporation believes, in its reasonable judgment, that any change or fact described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not trade in its own securities, continue the Distribution or Distribution to the Public of the Medium Term Notes until such No Trade Period ends either through a change in circumstances or a public announcement of such change or fact being made or otherwise:

(a)	any change (actual, anticipated, contemplated or threatened) in the business, operations, condition (financial or otherwise) or capital of the Corporation and its subsidiaries (taken as a whole);

(b)	any change in any matter covered by a statement contained or incorporated by reference in the Prospectus as amended or supplemented immediately prior to such change; or

(c)	any fact which has arisen which would have been required to have been stated in the Prospectus, as amended or supplemented from time to time, had the fact arisen on or prior to the date thereof;

which change or fact in any case is, or may be, of such a nature as (i) to render the Prospectus, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect, or (ii) would result in the Prospectus, as amended or supplemented from time to time immediately prior to such change or fact, containing a misrepresentation, or (iii) would result in the Prospectus, as amended or supplemented from time to time immediately prior to such change or fact, not complying with the laws of any Jurisdiction, or (iv) would reasonably be expected to have a significant effect on the market price or value of the Medium Term Notes.  The Corporation shall promptly comply with all applicable filing and other requirements under the Securities Laws in the Jurisdictions arising as a result of such change or fact.  In addition, if during the period of the Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, as amended or supplemented from time to time, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, the Corporation shall make such filing as soon as possible.  The Corporation shall also discuss with the Dealers any change or fact in respect of which there may be doubt respecting the applicability of this section.

6.	Delivery of Documents

6.1
The Corporation shall cause to be delivered to the Dealers (or to the relevant Dealer(s) in the case where the Prospectus Supplement or Pricing Supplement relates to Medium Term Notes being sold by such Dealer(s)) and to the Dealers’ Counsel:

(a)	on the date of this Agreement, the Prospectus in the English and French languages as filed with the Securities Commissions signed as required by the Securities Laws;

(b)
on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference in the Prospectus and not previously delivered to the Dealers, provided that if such documents are available to the public on the SEDAR website or other electronic facility available to the public, such documents shall be deemed to have been delivered in satisfaction of this requirement;

(c)
on the date of this Agreement, confirmations (in writing) from DBRS Limited, Moody’s Investors Service and Standard & Poor’s Ratings Services confirming the ratings on the Medium Term Notes and subsequently on such date or dates as Medium Term Notes are issued at any time or from time to time;

(d)
as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of such continuous disclosure documents or information as may have been or as may be incorporated by reference, at the appropriate time or times, under the heading “Documents Incorporated by Reference” in the Prospectus, provided that if such documents are available to the public on the SEDAR website or other electronic facility available to the public, such documents shall be deemed to have been delivered in satisfaction of this requirement;

(e)
as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement as contemplated by NI 44-102, signed as required by the Securities Laws and acceptable in form and substance to the Dealers (or to the relevant Dealer(s) in the case where the Prospectus Supplement or Pricing Supplement relates to Medium Term Notes being sold by such Dealer(s)), including copies of any documents or information incorporated by reference therein and not previously delivered pursuant to subsection 6.1(d), and, where applicable, receipts from the applicable securities commissions or regulatory authorities in respect of the filing thereof;

(f)
at the time the French language version of the Prospectus, any Prospectus Amendment, any Prospectus Supplement (other than a Pricing Supplement) or any Pricing Supplement is delivered (or as soon as practicable thereafter) to such Dealer(s) pursuant to this section 6.1:

(i)
an opinion of the Corporation’s local counsel in the province of Québec, dated the date of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, to the effect that, except for selected financial information, management’s discussion and analysis of financial condition and results of operations, financial statements and supplementary data, notes to financial statements and auditors’ reports (collectively, the “Financial Information”) contained in or incorporated by reference therein, each of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein, is in all material respects a complete and proper translation thereof in the English language, and that the two versions are not susceptible to any materially different interpretations with respect to any material matter; and

(ii)
an opinion of the Corporation’s auditors at the same time or times and substantially to the same effect as required above, in respect of the Financial Information contained in any such document that is not the subject of a previously delivered opinion of the Corporation’s auditors to the Dealers covering such Financial Information;

(g)
at the time of the delivery to any Dealer(s), pursuant to this section 6.1, of the Prospectus, any Prospectus Amendment or any Prospectus Supplement or at the time of the filing of the Corporation’s interim and annual financial statements or any other document incorporated by reference in the Prospectus containing financial or accounting information, a comfort letter from the Corporation’s auditors, dated the date of the Prospectus, the Prospectus Amendment or the Prospectus Supplement or the date of filing of the financial statements or other document, as the case may be, and acceptable in form and substance to such Dealer(s), acting reasonably, with respect to certain financial and accounting information and interest coverage ratios relating to the Corporation contained in such Prospectus, Prospectus Amendment, Prospectus Supplement, financial statements (including related management’s discussion and analysis) or other document, as the case may be, provided that such comfort letter need not be provided at that time if the Corporation does not reasonably expect to effect any Distribution of Medium Term Notes prior to the time that another comfort letter would be required to be delivered pursuant to this subsection 6.1(g) and a comfort letter with respect to such matters is delivered to the Dealers not later than one business day prior to a date of Trade (as such term is defined in the operating procedures set forth in Schedule B hereto). The comfort letter shall be based on a review by the auditors having a cutoff date not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws; and

(h)
as soon as they are available and in any event within ten business days from the date of the document in the case of the Prospectus, a Prospectus Amendment or a Prospectus Supplement and prior to a date of Trade as defined in Schedule B hereto, that number of commercial copies of the Prospectus, any Prospectus Amendment and any Prospectus Supplement, including copies of any documents or information incorporated by reference therein and not previously delivered pursuant to subsection 6.1(d), as such Dealer(s) may reasonably require, without charge, in those cities in the Jurisdictions that such Dealer(s) may reasonably request.

6.2
The Corporation’s delivery to such Dealer(s) of the documents referred to in section 6.1 or the determination of the terms and conditions of the Medium Term Notes issued by the Corporation in accordance with section 2 (in the absence of notification to cease Distribution of the Medium Term Notes by the Corporation as contemplated by section 5) shall constitute the Corporation’s consent to the reliance upon such documents by the Selling Firms in connection with the Distribution of the Medium Term Notes in compliance with the provisions of this Agreement.

7.	Representations and Warranties

7.1
The Corporation’s delivery to a Dealer of a Pricing Supplement or a Prospectus Supplement utilized to effect an offering of Medium Term Notes shall constitute a representation and warranty by the Corporation to such Dealer that:

(a)
each Medium Term Note to which the Pricing Supplement or Prospectus Supplement, as applicable, relates will, at its date of issue, be duly and validly created and issued pursuant to the Principal Indenture and will constitute a legal, valid and binding obligation of the Corporation in accordance with its terms, subject to the general qualifications that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)	courts in Canada have statutory and inherent powers to grant relief from forfeiture, to stay execution of proceedings before them and to stay executions on judgments;

(iv)	applicable laws regarding limitations of actions may affect such enforceability;

(v)
enforceability of provisions that purport to sever any provision which is prohibited or unenforceable under applicable law, without affecting the enforceability or validity of the remainder of such agreement or other document, may be determined only in the discretion of a court of competent jurisdiction;

(vi)	provisions stated to be for the benefit of persons who are not parties to the applicable agreement or instrument may not be enforceable;

(vii)	enforceability of provisions which purport to exculpate a party from liability or a duty otherwise owed by it may be limited under applicable law;

(viii)	rights to indemnity and contribution hereunder may be limited under applicable law or the public policy underlying such laws; and

(ix)	any interest rate specified in the Medium Term Notes may not be enforceable after judgment is obtained against the Corporation for the amount owing thereunder;

(b)
the Principal Indenture is a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms, subject to applicable qualifications as to enforceability as set out in subsection 7.1(a) above;

(c)
all requirements of the Corporation under the terms of the Principal Indenture, this Agreement and applicable law have been or will be complied with in connection with the issue of the Medium Term Notes;

(d)
the Prospectus, each Prospectus Amendment and each Prospectus Supplement (that is deemed to be incorporated by reference in the Prospectus in respect of the subject offering of Medium Term Notes) and the Pricing Supplement or Prospectus Supplement, as applicable, comply with the provisions of applicable Securities Laws;

(e)
the Prospectus as amended or supplemented from time to time (except any information contained therein relating solely to the Dealers) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Medium Term Notes and does not contain a misrepresentation (as defined under applicable Securities Laws);

(f)
except as disclosed in, or contemplated by, the Prospectus or any Prospectus Amendment, there has been no material adverse change, financial or otherwise, in the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) since December 31, 2010 or the date of the most recent annual audited consolidated financial statements incorporated by reference in the Prospectus or any Prospectus Amendment that would require disclosure pursuant to the requirements of the applicable Securities Laws;

(g)
the issuance of each Medium Term Note to which the Pricing Supplement or Prospectus Supplement, as applicable, relates will not result in a breach of, default under or the creation of any lien on its properties under any agreement or instrument to which it is a party or by which its property and assets may be bound or affected save and except where such breach, default or lien will not have a material adverse effect on the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole); and

(h)	no Securities Commission, any stock exchange upon which the securities of the Corporation are listed, or any similar regulatory authority has any order which is currently outstanding preventing or suspending trading in any securities of the Corporation and, to the best of its knowledge, the Corporation is not in default of any material requirement of the Securities Laws.

7.2           The Corporation represents and warrants to the Dealers that as of the date hereof:

(a)
the Corporation has fulfilled or will fulfill all material requirements to be fulfilled by it, including the filing of the Prospectus and all continuous disclosure materials required to be filed pursuant to Securities Laws to enable the Medium Term Notes to be offered for sale and sold to the public in the Jurisdictions through registrants who have complied with the relevant provisions of the Securities Laws;

(b)
the Prospectus was prepared and will be filed in each of the Jurisdictions in compliance with Securities Laws, including the Shelf Procedures, and a receipt for the Prospectus will be issued by or on behalf of each of the Securities Commissions prior to the filing of a Prospectus Supplement or a Pricing Supplement;

(c)
the Corporation has been duly amalgamated and organized and is validly existing under the laws of Canada, which is its jurisdiction of amalgamation, and has all requisite corporate authority and power to carry on its business, as now conducted, and to own its assets;

(d)
the Corporation is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and where failure to so qualify would not have a material adverse effect on the business of the Corporation;

(e)
the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Corporation or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of the Corporation, or any indenture, mortgage, note, contract, agreement or other document relating to borrowed money to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole);

(f)
except as disclosed in, or contemplated by, the Prospectus, there has not been any material adverse change, financial or otherwise, in the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole), from the position set forth in the audited consolidated financial statements of the Corporation as of December 31, 2010;

(g)
except as disclosed in, or contemplated by, the Prospectus, the description of the assets and liabilities of the Corporation and its subsidiaries (taken as a whole) set forth in the Financial Statements fairly presents, in accordance with the generally accepted accounting principles in Canada in accordance with which such Financial Statements are presented (including, for clarity and as applicable, international financial reporting standards), the financial position and condition of the Corporation and its subsidiaries (taken as a whole) as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation and its subsidiaries (taken as a whole) as at the dates thereof;

(h)
to the best of its knowledge, except as disclosed in the Financial Statements, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which materially adversely affect, or which might reasonably be expected to materially adversely affect, the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) or which adversely affect or which might reasonably be expected to adversely affect the Distribution of the Medium Term Notes; and

(i)	the Corporation is a “reporting issuer” or has equivalent status in each of the Provinces of Canada within the meaning of the Securities Laws in such provinces.

8.	Closing

8.1	The Corporation will deliver, or cause to be delivered, to the Dealers and to the Dealers’ Counsel, on a date to be mutually agreed upon (the “Closing Date”), the following documents:

(a)
a certificate dated the Closing Date signed on the Corporation’s behalf by any one of the President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer or the Treasurer, together with any other officer of the Corporation certifying on behalf of the Corporation and not in their personal capacity, to the best of their knowledge after due inquiry, that:

(i)
except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there has been no material change, financial or otherwise, to the Closing Date, in the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) since December 31, 2010 or the date of the most recent annual audited consolidated financial statements incorporated by reference in the Prospectus or any Prospectus Amendment that would require disclosure pursuant to the requirements of the applicable Securities Laws;

(ii)	the Corporation has complied with all of the terms and conditions of the Principal Indenture and all agreements and instruments delivered thereunder by the Corporation as of the Closing Date;

(iii)
no order prohibiting the offering or sale of the Medium Term Notes has been issued by any competent authority having jurisdiction and remains in effect and no proceedings for such purpose are pending, contemplated or threatened; and

(iv)
the representations and warranties of the Corporation which are to be made pursuant to section 7.1(d) and (e) of this Agreement at the time of delivery of a Pricing Supplement or a Prospectus Supplement utilized to effect an offering of Medium Term Notes to a Dealer are true and correct as at the Closing Date; and

(b)	an opinion of the Corporation’s counsel, in a form acceptable to the Dealers and the Dealers’ Counsel, acting reasonably.

9.	Indemnification

9.1
The Corporation shall indemnify and hold harmless each of the Dealers and the Dealers’ respective directors, officers, employees, each person who controls a Dealer and each agent whose engagement by a Dealer has been approved in writing by the Corporation (collectively, the “Indemnified Parties”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the Distribution or holding of the Medium Term Notes), costs, damages and expenses to which the Indemnified Party may be subject or which the Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise in any way caused by or arising directly or indirectly from or in consequence of:

(a)
any information or statement in the Prospectus, as amended or supplemented from time to time, or in any other material supplied by the Corporation and filed in compliance or intended compliance with applicable Securities Laws being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any information;

(b)	the Corporation not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein;

(c)	the breach of, default under or non-compliance with by the Corporation of any of the covenants, representations or warranties contained in this Agreement;

(d)
any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the Distribution of the Medium Term Notes imposed by any competent authority if such prohibition or restriction is based on any of the events referred to in subsections 9.1(a), (b) or (c);

(e)
any order made or any inquiry, investigation (whether formal or informal) or other proceedings commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Dealers or their banking or selling group members, if any) relating to or materially affecting the trading or Distribution of the Medium Term Notes;

(f)	the direct sale by the Corporation of any Medium Term Notes unless such liability, claim, demand, loss, cost, damage or expense is caused by the actions of the Indemnified Parties;

provided that the Corporation shall not be liable in such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses (i) arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact in, or any omission or alleged omission of a material fact from, the Prospectus, as amended or supplemented from time to time, or in any other material so filed, in reliance upon and in conformity with information furnished to the Corporation by any of the Dealers specifically for use in the preparation thereof or relating solely to the Dealers where the Dealers had an opportunity of reviewing the same, (ii) arise out of or are based upon the failure of the Indemnified Party to comply with its obligations under the applicable Securities Laws at or within the time specified in such Securities Laws, or (iii) arise out of or are based upon the breach by the Dealers or any one of them of any of the covenants, representations or warranties contained in this Agreement made by them or any one of them.

9.2
In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 9.1 is unavailable, in whole or in part, for any reason (other than any reason specified in section 9.1) to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)
in such proportion as is appropriate to reflect the relative benefits received by the Corporation, on the one hand, and the Dealers, on the other hand, from the Distribution of the Medium Term Notes; or

(b)
if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation, on the one hand, and the Dealers, on the other hand, in connection with the matters or things referred to in section 9.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Dealers shall not in any event be liable to contribute, in the aggregate, any amount in excess of the commission or any portion thereof actually received.  The relative benefits received by the Corporation, on the one hand, and the Dealers, on the other hand, shall be deemed to be in the same proportion as the aggregate principal amount of the Medium Term Notes sold by the Dealers under the Prospectus (net of the commissions payable to the Dealers but before deducting expenses) is to the commissions received by the Dealers.  The relative fault of the Corporation, on the one hand, and of the Dealers, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in section 9.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or which ought to have been supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation or to information supplied by or which ought to have been supplied by or steps or actions taken or done or not taken or done by or on behalf of the Dealers and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 9.1.  The parties agree that it would not be just and equitable if contribution pursuant to this section 9.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 9.2.

9.3
If any claim contemplated by this section 9 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Dealers of the nature of such claim (provided that any failure to so notify promptly shall relieve the Corporation of liability under this section 9 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim.  Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party, in each case in respect of any Indemnified Party, without the prior written consent of all the Dealers, such consent not to be unreasonably withheld or delayed, and no admission of liability or settlement shall be made by an Indemnified Party without the prior written consent of the Corporation.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Corporation; or (iii) the named parties to any such suit or proceeding include both the Indemnified Party and the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.  The Corporation shall not be liable for any settlement of any action or suit effected without its written consent.  It is the intention of the Corporation to constitute each of the Dealers as trustees, for the Dealers’ directors, officers, employees, agents and control persons, of the covenants of the Corporation under section 9.1 with respect to the Dealers’ directors, officers, employees, agents and control persons and the

Dealers agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

9.4	The rights provided in this section 9 shall be in addition to and not in derogation of any other right which the Dealers may have by statute or otherwise at law.

9.5
No person who has been determined by a court of competent jurisdiction in a final judgment to have engaged in fraud, willful default, fraudulent misrepresentation or gross negligence shall be entitled to claim indemnification pursuant to section 9.1 or contribution pursuant to section 9.2 from any person who has not also been so determined to have engaged in such fraud, willful default, fraudulent misrepresentation or gross negligence.

10.	Termination by Dealers of Purchase as Principal

10.1
In addition to any other remedies which may be available to the Dealers, a Dealer shall be entitled, at its option, to terminate and cancel its obligations to purchase Medium Term Notes as principal, without any liability on its part, immediately upon written notice to the Corporation at any time prior to the completion of such purchase, if after such Dealer has agreed to purchase Medium Term Notes as principal:

(a)
any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the Distribution of the Medium Term Notes is made, or proceedings are announced, commenced or threatened for the making of an order, by a Securities Commission or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)
any inquiry, investigation or other proceeding in relation to the Corporation is announced or commenced by any securities commission or similar regulatory authority, any stock exchange upon which securities of the Corporation are listed or any other competent authority if, in the reasonable opinion of the Dealers, the announcement or commencement thereof materially adversely affects or would materially adversely affect the trading or Distribution of the Medium Term Notes;

(c)
there shall have occurred any material adverse change, financial or otherwise, in the business, operations, or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) which, in the reasonable opinion of the Dealer, would materially adversely affect the market price or value of the Medium Term Notes;

(d)
there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which in the reasonable opinion of the Dealer, seriously adversely affects, or will seriously adversely affect the financial markets or the business, operations or affairs of the Corporation, such that it would not be practical to market the Medium Term Notes; or

(e)
the rating assigned by any of DBRS Limited, Moody’s Investors Service or Standard & Poor’s Ratings Services (including, in each case, their respective successors) to the unsecured debt securities of the Corporation (which includes the Medium Term Notes) as of the date of the Trade (as defined in Schedule B) shall have been lowered since that date or if any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any debt securities of the Corporation since that date.

10.2
In the event of a termination by a Dealer pursuant to this section 10, there shall be no further liability on the part of such Dealer to the Corporation or of the Corporation to such Dealer in respect of that proposed Distribution of the Medium Term Notes, except in respect of the obligations of the Corporation under sections 9 and 15.

11.	Operating Procedures

11.1
The Corporation and the Dealers shall follow the operating procedures set forth in Schedule B hereto in respect of operating and settlement matters and the timing of payment of commissions in connection with the sale of Medium Term Notes to or through the Dealers or in such other manner as the Corporation and the Dealers shall agree.

11.2
The Corporation shall allow the Dealers and Dealers’ Counsel to carry out the due diligence investigations which the Dealers, acting reasonably, require in order to (i) fulfil their obligations as registrants, and (ii) if applicable, to responsibly execute the certificate in the Prospectus, Prospectus Amendment or Prospectus Supplement.

11.3
If any Dealer, acting reasonably, (i) is not satisfied with the content of the Prospectus, including, as applicable, the documents and information incorporated therein by reference, required to be filed by the Corporation in connection with the Distribution of the Medium Term Notes, or (ii) gives notice to the Corporation that a Prospectus Amendment or material change report is required under Securities Laws to be filed by the Corporation and the Corporation is not prepared to file such Prospectus Amendment or material change report, then that Dealer shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice to that effect, in which event there shall be no liability on the part of that Dealer to the Corporation or of the Corporation to that Dealer or Dealers, except in respect of liability, if any, which may arise on the part of the Corporation under the provisions of sections 9 and 15 hereof.  Upon such termination, the Corporation and the remaining Dealers shall promptly file:

(a)	if appropriate, a Prospectus Amendment indicating that such Dealer has ceased to be a Dealer under the Prospectus and containing a new prospectus certificate page signed by the remaining Dealers; and

(b)	any other documents as may be required under applicable Securities Laws.

12.	Term and Termination

12.1	The term of the Dealers’ appointment as agents under this Agreement shall expire on June 18, 2013 unless:

(a)	terminated earlier pursuant to the provisions of section 11.3 hereof; or

(b)
extended, if the parties hereto so agree in writing, to a date which is 25 months from the date of a short form shelf prospectus of the Corporation relating to the Distribution of Medium Term Notes that is filed with the Securities Commissions pursuant to the Shelf Procedures in order to permit the continued issuance of Medium Term Notes under the Shelf Procedures, in which case the term “Prospectus” as defined and used herein shall refer to the most recent short form shelf prospectus so filed from and after the date thereof and all references to the date hereof, the date of this Agreement and to actions being required to be performed on the date hereof or on the date of this Agreement shall be and be deemed to be references to the date of the most recent short form shelf prospectus so filed.

13.	Several Obligations

13.1	The Corporation agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

14.	Notices

14.1
Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to the Treasurer at the Corporation’s address on page 1 hereof (facsimile no. (403) 645-4613), with a copy to the Corporate Secretary (facsimile no. (403) 645-4617) and, in the case of notice to the Dealers, be addressed as follows:

BMO Nesbitt Burns Inc.
Suite 2200, 333-7th Avenue S.W.
Calgary, Alberta  T2P 2Z1
Attention:      Eric L. Toews
       Managing Director
Facsimile:        (403) 515-1535

CIBC World Markets Inc.
5th Floor, 161 Bay Street
Toronto, Ontario  M5J 2S8
Attention:       Sean Gilbert
      Managing Director
Facsimile:        (416) 594-7760

Desjardins Securities Inc.
Suite 2750, 145 King Street West
Toronto, Ontario  M5H 1J8
Attention:      Ryan Godfrey
Director, Debt Capital Markets
Facsimile:       (416) 867-1490

HSBC Securities (Canada) Inc.
8th Floor, 407-8th Avenue, S.W.
Calgary, Alberta  T2P 1E5
Attention:      Evan J. Hazell
Managing Director
Facsimile:       (403) 693-8616

Merrill Lynch Canada Inc.
Suite 2620, 255-5th Avenue S.W.
Calgary, Alberta  T2P 3G6
Attention:      Timothy W. Watson
Managing Director
Facsimile:       (403) 237-7372

RBC Dominion Securities Inc.
2nd Floor, North Tower, Royal Bank Plaza
200 Bay Street
Toronto, Ontario  M5J 2W7
Attention:      Tushar Kittur
Director
Facsimile:       (416) 842-6474

Scotia Capital Inc.
68th Floor, 40 King Street West
Toronto, Ontario  M5H 3Y2
Attention:      Murray W. Neal
Director, Debt Capital Markets
Facsimile:       (416) 863-7527

TD Securities Inc.
324-8th Avenue S.W., Suite 800
Calgary, Alberta  T2P 2Z2
Attention:      Alec W.G. Clark
Managing Director
Facsimile:       (403) 606-0781

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by facsimile transmission, and shall be deemed to be given at the time transmitted or delivered, if transmitted or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary).  Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

15.	Fees and Expenses

15.1
The costs and expenses of or incidental to the offering and issue of the Medium Term Notes including, without limitation, the reasonable fees and expenses of the Corporation’s auditors, the costs of printing and delivering the definitive Medium Term Notes, the cost of printing the Prospectus, any Prospectus Amendments, any Prospectus Supplement or any Pricing Supplement, the expenses of qualifying the issue and distributing the Medium Term Notes under applicable Securities Law and the reasonable out-of-pocket expenses of the Dealers, including all marketing and promotional (including travel) expenses (other than those incurred in connection with an offering of Medium Term Notes where the Dealer purchases same as principal for resale) and the reasonable fees and expenses of Dealers’ Counsel (other than those incurred in connection with an offering of Medium Term Notes where the Dealer purchases same as principal for resale), shall be paid by the Corporation.

16.	Miscellaneous

16.1	The representations, warranties, indemnities and agreements herein contained shall survive the sale by the Dealers of the Medium Term Notes.

16.2
It shall be a condition of the issue and sale of Medium Term Notes hereunder that the terms and conditions of the Principal Indenture shall be complied with at the time of each issue and sale of Medium Term Notes.

16.3
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the courts of that province shall have non-exclusive jurisdiction over any dispute hereunder.

16.4	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

16.5
If any provision of this Agreement is deemed to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

16.6	The Schedules attached to this Agreement are incorporated by reference in and form a part of this Agreement.

16.7	No waiver, modification or amendment of any term of this Agreement shall be effective unless effected in writing.

16.8	This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors.

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between the Corporation and the Dealers.

Yours very truly,

BMO Nesbitt Burns Inc.

By:	“Eric L. Toews”
CIBC World Markets Inc.
By:	“Sean Gilbert”
Desjardins Securities Inc.
By:	“Ryan Godfrey”
HSBC Securities (Canada) Inc.
By:	“Evan J. Hazell”
Merrill Lynch Canada Inc.
By:	“Timothy W. Watson”
RBC Dominion Securities Inc.
By:	“Tushar Kittur”
Scotia Capital Inc.
By:	“Murray W. Neal”
TD Securities Inc.
By:	“Alec W.G. Clark”

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Corporation as evidenced by the signatures of its duly authorized officers on its behalf.

Encana Corporation

By:	“Sherri A. Brillon”
Sherri A. Brillon Executive Vice-President & Chief Financial Officer
By:	“Gerald T. Ince”
Gerald T. Ince Treasurer

-  23  -

SCHEDULE A

Commission Rates

The following are the commission rates that shall apply to any sale of Medium Term Notes by a Dealer, acting as agent, unless the Corporation and the Dealer otherwise agree:

Term of Medium Term Note	Commission Rate

≥ 1 year and < 18 mos.	0.10%
≥ 18 mos. and < 2 years	0.10%
≥ 2 years and < 3 years	0.20%
≥ 3 years and < 4 years	0.25%
≥ 4 years and < 5 years	0.30%
≥ 5 years and < 6 years	0.35%
≥ 6 years and < 7 years	0.35%
≥ 7 years and < 8 years	0.37%
≥ 8 years and < 9 years	0.40%
≥ 9 years and < 10 years	0.40%
≥ 10 years and < 11 years	0.40%
≥ 11 years and < 16 years	0.45%
≥ 16 years and <35 years	0.50%

SCHEDULE B

Operating Procedures

The following outlines the procedures by which the Corporation intends from time to time to sell the Medium Term Notes through the applicable Dealers acting as agents of the Corporation or to the applicable Dealers as principals for resale pursuant to the dealer agreement (the “Agreement”) dated May 18, 2011 made between the Corporation and the Dealers.  All operating procedures shall be carried out in accordance with NI 44-102 and the settlement rules (the “Rules”) of the CDS Clearing and Depository Services Inc. (“CDS”) in each case as amended from time to time.  Capitalized terms used herein have the same meanings ascribed thereto in the Agreement, unless otherwise defined herein.

1.
At any time, the Corporation may establish, in consultation with the Dealers or any of the Dealers selected by the Corporation, in its sole discretion, to participate in a Distribution of Medium Term Notes pursuant to the Agreement, an appropriate rate and pricing structure for the Medium Term Notes to be sold by such Dealers pursuant to the Agreement and the Corporation’s requirement for funds (including the term or terms, currency or currencies required and other terms and conditions (collectively, the “Other Terms and Conditions”) of the Medium Term Notes as permitted by the Prospectus) to be raised by the sale of the Medium Term Notes.  At the Corporation’s sole discretion, the rate and pricing structure and requirement for funds so established will be based upon market conditions and the Corporation’s current and prospective requirements.

2.
The rate and pricing structure, the Other Terms and Conditions and requirement for funds so established will prevail for each applicable Dealer for a time to be determined and will not be adjusted unless the Corporation, in its sole and absolute discretion, determines that an adjustment is desirable and notifies each applicable Dealer of the adjustment.  The Corporation may consult with the applicable Dealers or any of them concerning the desirability of an adjustment in the rate and pricing structure, the Other Terms and Conditions or in the requirement for funds.  Also, a Dealer will advise the Corporation at any time during any business day if the Dealer feels an immediate adjustment in the Corporation’s rate and pricing structure, the Other Terms and Conditions or requirement for funds is desirable.

3.
Whenever a Dealer obtains a firm offer or offers to purchase Medium Term Notes at the prevailing rate and pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Corporation’s prevailing requirement for funds, the Dealer will telephone or otherwise contact the Corporation to determine whether the Corporation in fact still requires funds and, if it does, the Corporation will confirm by telephone or otherwise that the Dealer may accept the offer as agent on behalf of the Corporation (with commissions as described in Schedule A to the Agreement or as may mutually be agreed upon by the Dealer and the Corporation) or may acquire the Medium Term Notes as principal on terms (including price and commissions, if any) then mutually agreed upon by the Dealer and Corporation for resale by the Dealer.

4.
Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at other than the prevailing rate and pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Corporation’s prevailing requirements for funds, the Dealer will inform the Corporation of that offer and will discuss with the Corporation the advisability of accepting that offer.

5.	Settlement procedure with regard to each Medium Term Note sold by a Dealer shall be as follows:

(a)
the Dealer will orally advise the Corporation of as much of the following settlement information as is available immediately following acceptance of any offer acting as agent on behalf of the Corporation or acting as principal (the “Trade”) (provided that terms (iii) to (vii) and (ix) shall in all circumstances be provided) and all of the following information will be confirmed in writing no later than 4:00 p.m. (Calgary time), on the date of the Trade:

(i)
the exact name in which the Medium Term Note is to be registered (the “Registered Owner”) which, unless the book-entry system described in the Prospectus is no longer in effect, shall be CDS or its nominee or successor;

(ii)	the exact address of the Registered Owner and address for payment of interest;

(iii)	the principal amount and currency of the Medium Term Note;

(iv)	the rate of interest (or the method of calculation thereof) and the interest payment date or dates;

(v)	issue price;

(vi)	Settlement Day (as such term is defined below) and settlement place;

(vii)	maturity date;

(viii)	the Other Terms and Conditions of the Medium Term Note;

(ix)	Dealer’s commission, if any;

(x)	the Jurisdictions in which the Medium Term Notes were sold; and

(xi)	such other information as may be required under the Rules.

(b)
After receiving the settlement information from the Dealer, the Corporation will use its best efforts to complete and deliver to the Dealer, no later than 11:00 a.m. (Calgary time) on the business day following the date of the Trade, a Pricing Supplement relating to the Medium Term Notes to be sold in accordance with such settlement information.  The Dealer will use its best efforts to deliver the

Pricing Supplement, along with the Prospectus, any Prospectus Supplement and any Prospectus Amendment, to the purchaser of the Medium Term Notes by the end of the business day following the date of Trade, provided that the Corporation has delivered the applicable Pricing Supplement to the Dealer as referenced above.

(c)	After receiving the settlement information from the Dealer, the Corporation will communicate the settlement information to CDS and the trustee under the Principal Indenture (the “Trustee”).

6.
The Corporation shall cause the Trustee, no later than 8:00 a.m. (Calgary time), on the third business day following the date of the Trade (the “Settlement Day”), to make the Medium Term Note available at the specified settlement place, against payment by certified cheque, bank draft, electronic funds transfer or, if specifically authorized by the Corporation, by Dealer letter of undertaking signed by an authorized officer of the Dealer.  Dealer letters of undertaking are to be redeemed by the payment of funds not later than 11:00 a.m. (Calgary time), on the Settlement Day.

7.	On the Settlement Day the Corporation will remit to each Dealer the agreed commission, if any, due on sales of Medium Term Notes effected by that Dealer.

8.
The Corporation will make all necessary filings of Pricing Supplements and other documents required to be filed with relevant securities regulatory authorities pursuant to NI 44-102 or applicable Securities Laws in connection with the offer and sale of the Medium Term Notes and will remit all fees payable to such regulatory authorities.

These operating procedures will be in effect until such time as the Corporation and the Dealers shall agree that revisions to the procedures are desirable.